

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Ken MacAlpine
President, Secretary, Treasurer, Chief Executive Officer
and Chief Financial Officer
Sombrio Capital Corp.
311 Tawny Road
Sarnia, Ontario, Canada N7S 5K1

      Re: **Sombrio Capital Corp.**
              Form 10-K
              Filed January 29, 2010
              Form 10-Q for Fiscal Quarter Ended July 31, 2010
              Filed September 9, 2010
              Response Letter Dated October 6, 2010
              File No. 000-52667

Dear Mr. MacApline:

      We have completed our review of your filings, and do not have any further comments at this time.

              Sincerely,

              W. Bradshaw Skinner
              Senior Assistant Chief Accountant